

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

Louis Montpellier
Extorre Gold Mines Limited
Suite 1260 – 999 West Hastings Street
Vancouver, British Columbia, V6C 2W2

  Re: Extorre Gold Mines Limited
    Amendment No. 1 to Registration Statement on Form 20-FR
    Filed March 3, 2011
    File No. 1-35084

Dear Mr. Montpellier:

  We have completed our review of your registration statement and have no further comments at this time.

        Sincerely,

        Roger Schwall
        Assistant Director

cc: Shona C. Smith, Esq.
    Dorsey & Whitney LLP
    Facsimile No. (206) 299-3785